SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of May, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

8 May 2012

Financial terms of Andrew Moss's departure

Aviva plc announces that Mr Moss will leave the Aviva Group at the end of May. Mr Moss will receive basic salary in lieu of 12 months notice in accordance with his contractual entitlements in instalments and subject to mitigation. In addition, he will receive £300,000 in full and final settlement of all claims that he might have to bonus under his contract. Mr Moss will retain the benefit of £209,000 being 5/12ths of the annual payment made in April 2012 under the Aviva Capital Accumulation Plan (i.e. the equivalent of a money purchase pension plan).

In relation to previous years' bonus awards that have been deferred under the terms of the Annual Bonus Plans the elements relating to the 2010 and 2011 bonus that were deferred into shares will lapse in accordance with the rules of the plan, as will outstanding awards under the Long Term Incentive Plans & the One Aviva Twice the Value (OATTV) plan. 75% of the element of the 2009 bonus that was deferred into shares will vest in accordance with the rules of the relevant plan and 25% will lapse. The only other sums due to Mr Moss will be any pay in lieu of holiday entitlement together with legal and out-placement expenses.

-           Ends -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 08 May, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary